Exhibit 4.49
November 2, 2006
Elena Kinakin
30 – 11160 Kingsgrove Ave.
Richmond, BC
V7A 3A9
Dear Elena;
Re: Your appointment to CFO & Vice President Finance
Congratulations to your appointment. I am very much looking forward to continue to work with you and welcome you as member of the executive team.
In line with your appointment, your terms of employments are being adjusted:
Pay

Your pay rate will be	$150,000 p.a.
The effective date will be	November 2, 2006
Your pay period will be	Semi-monthly
Annual Bonus
In addition to your salary, you are eligible to earn a discretionary annual performance incentive of up to $50,000 in cash, restricted shares or alternative instruments. The senior management incentive plan is developed annually together with the Board’s compensation committee. The annual performance objectives will be established between you and the President and CEO in January of each year.
Stock Options
Spectrum offers its senior employees stock options in the form of an initial grant plus an annual performance-based option allotment at their annual performance review date. Your initial grant in connection with your executive appointment amounts to 30,000 options, which will be granted effective November 2, 2006. The stock options will be for a five (5) year term. You will receive your stock option agreement shortly after your options are granted. The Board’s compensation committee will consider additional option awards at mid-year 2007. Future annual option grants will be determined at the time of your annual performance evaluation and compensation review. The exercise price of all options will be set at the closing market price the day prior to the granting by the Board of Directors, in accordance with the regulations of the Toronto Stock Exchange. Your stock options will be governed by the terms of Spectrum’s Stock Option Plan.

RRSP, Group Benefits and Vacation
RRSP, Group Benefits and Vacation Entitlement continue as in your previous position based on your employment continuance with Spectrum and will not change except for being adjusted to your increased compensation where applicable.
Other Important Information
Documentation
Changes in condition of employment, which alter the terms of this Agreement, will be documented in writing. Unless specifically changed in writing by Spectrum, each individual term of this Agreement is binding for the full term of your tenure at Spectrum.
Non-Solicitation of Employees
The employee agrees that while employed by Spectrum and for a period of 12 months thereafter, the Employee shall not, without the prior written consent of Spectrum, induce or attempt to influence, directly or indirectly, an employee of Spectrum to leave the employ of Spectrum and shall not recruit, employ, or carry on business with, directly or indirectly, an employee of Spectrum that has left the employ of Spectrum within the past 12 months. Any litigation relating to this clause will be adjudicated in the province of British Columbia or the state of the home office in which the employee in question is employed.
Non-Solicitation of Customers
The Employee agrees that while employed by Spectrum and for a period of 12 months thereafter, the Employee shall not, without the prior written consent of Spectrum, whether individually or in partnership or jointly or in conjunction with or for the benefit of any person, solicit, canvass or otherwise deal with any Customer (defined below) of Spectrum for the purpose of selling or supplying any products or services which are directly competitive with the products or services sold or supplied by Spectrum or with those products or services which, during the Employee’s employment with Spectrum, the Company contemplated producing, marketing, licensing, selling or otherwise dealing in. For the purposes of this paragraph, Customer shall mean any person that has done business with Spectrum within the 12 months preceding the last day of the Employee’s employment with Spectrum and any person whose business Spectrum has actively solicited in the 12 months preceding the Employee’s last day of employment. Any litigation relating to this clause will be adjudicated in the province of British Columbia or in the state of the home office in which the employee in question is employed.
Non-Competition
The Employee agrees that while employed by Spectrum and for a period of 12 months hereafter, the Employee shall not, without the prior written consent of Spectrum, either individually or in partnership or jointly or in conjunction with any person as principal, agent, consultant, employee, shareholder or in any other manner whatsoever carry on or be engaged in or be concerned with or interested in or advise or provide any consulting services for any person or entity that produces, markets, sells or otherwise deals in products or services directly competitive with the products or services produced, marketed, sold, licensed or otherwise dealt in by Spectrum, or with those products or

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services Spectrum contemplated producing, marketing, licensing or selling while the Employee was in its employ. Any litigation relating to this clause will be adjudicated in the province of British Columbia or in the state of the home office in which the employee in question is employed.
Termination
By signing this Agreement, you agree that any one of the following actions on your part constitute just cause for dismissal, enabling Spectrum to terminate your employment immediately without further notice to you:
•	Repeated failure to show up for work without informing your direct supervisor or without justification;

•	Theft from Spectrum or any of its employees;

•	Breach of the Assignment of Rights & Non-Disclosure Agreement;

•	Breach of the Code of Business Conduct and Ethics;

•	Breach of Spectrum’s security regulations;

•	Misrepresentation of your credentials in any manner; or

•	Breach of Spectrum’s Insider Trading Policy
It is acknowledged that this term of the Agreement is not intended to limit Spectrum with regard to any other reasons, which may be available to it for just cause dismissal, including any action that would be considered cause under the common law of British Columbia. Any dismissal for cause will be without notice or any payment in lieu of notice.
Notice-Spectrum
Spectrum may terminate your employment without cause upon 9 months notice. With every completed year of employment as an executive, the notice period will be increased by an additional month up to a total of 12 months notice.
Notwithstanding existing stock option agreements, all of your stock options, which have vested at the date of termination will expire on the earlier of their expiry date and 90 days after the date that notice is given to you. Where Spectrum chooses payment in lieu of working notice, your salary plus your average annual non-discretionary bonus in the previous three years of Spectrum employment will be paid on a month-to-month basis. This salary continuance is subject to the following mitigation clause: Should you earn Cdn$ 2,000 or more in any given month (including equity compensation, bonuses and options) in connection with an employment or self employment activity then you must advise Spectrum’s Manager, Human Resources of the total alternate income amount earned. In such case your Spectrum salary continuance payments will be reduced by the total amount of alternate income earned for the following salary continuance pay period. At the end of the salary continuance period, Spectrum will pay you a lump sum amount equal to 50% of the total alternate income amount you earned.
Notice-Employee
Should you choose to leave Spectrum, you will provide a minimum of three months notice.

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I hope that you will find the terms acceptable to you. Once you have read through the documentation and if you are in agreement, please sign and date below and initial each page of the attachment returning it to me at your earliest convenience.
Congratulations and all the best for your new position.
Yours sincerely
SPECTRUM SIGNAL PROCESSING INC.

/s/ Brent Flichel

Brent A. Flichel
President & CEO

I acknowledge and accept the Offer and Terms of Employment.

/s/ Elena Kinakin	November 2, 2006

Elena Kinakin	Date

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THIS AGREEMENT made the 2nd day of November 2006.
BETWEEN:
SPECTRUM SIGNAL PROCESSING INC., a corporation incorporated pursuant to the laws of the Province of British Columbia and having an address at #300 – 2700 Production Way, Burnaby, British Columbia
(herein called the “Company”)
OF THE FIRST PART
AND:
ELENA ANN KINAKIN
(herein called the “Company”)
OF THE SECOND PART
WHEREAS:
A. The Employee is employed by the Company under a letter of employment (hereafter the “Employment Contract”);
B. The Company and the Employee are desirous of having certain rights and benefits in the event that the Employee’s employment with the Company is terminated in a manner set forth hereinafter;
C. The Company wishes to retain the benefit of the Employee’s services and to ensure that the Employee is able to carry out his responsibilities with the Company free from any distractions associated with any potential change in the ownership or control of the Company or its assets;
D. In consideration of the rights and benefits conferred on the Employee by this Agreement, the Employee has agreed to provide certain restrictive covenants in favour of the Company;

NOW THEREFORE in consideration of the premises and the mutual covenants and agreements hereinafter contained, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by each of the Employee and the Company, it is agreed by and between the Employee and the Company as follows:
1. DEFINITIONS AND INTERPRETATION
1.1 Definitions
          In this Agreement, the following words and terms with the initial letter or letters thereof capitalized shall have the meanings set forth below:
(a)	“Accrued Compensation” means an amount equal to amounts earned or accrued up to and including the date on which the Employee’s employment is terminated but not paid as of that date, including (i) base salary, (ii) vacation pay, and (iii) non-discretionary bonuses and incentive compensation;

(b)	“Agreement” means this agreement as amended from time to time;

(c)	“Average Bonus” means the average of the annual non-discretionary bonuses paid to the Employee during the three full fiscal years ended prior to the termination of the employment of the Employee as provided hereunder;

(d)	“Change in Control” means a transaction or series of transactions whereby directly or indirectly:
(i)	any person or combination of persons acting in concert acquires a sufficient number of securities of the Company to affect the control of the Company, whether by way of acquisition of previously issued securities or as a result of issuances from treasury, or a combination thereof, and for the purposes of this Agreement, a person or combination of persons acting in concert holding shares or other securities in excess of the number which, directly or following the conversion or exercise thereof, would entitle the holders thereof to cast more than 40% of the votes attached to all shares of the Company which may be cast to elect directors of the Company, shall be deemed to be in a position to affect the control of the Company;

(ii)	the Company shall consolidate or merge with or into, amalgamate with, or enter into a statutory arrangement with any other person, or any other person shall consolidate or merge with or into, or amalgamate with or enter into a statutory arrangement with the Company, and, in connection therewith, all or part of the outstanding shares of the Company which have voting rights attached thereto shall be changed in any way, reclassified or converted into, exchanged or otherwise acquired for shares or other securities of the Company or any other person or for cash or any other property (other than a transaction which has been approved by the directors of the Company, a majority of whom are directors of the Company holding office at the date of this Agreement); or

(iii)	the Company shall sell or otherwise transfer, including by way of the grant of a leasehold interest (or one or more subsidiaries of the Company shall sell or otherwise transfer, including by way of the grant of a leasehold interest) property or assets (A) aggregating more than 50% of the consolidated assets (measured by either book value or fair market value) of the Company and its subsidiaries as at the end of the most recently completed financial year of the Company or (B) which during the most recently completed financial year of the Company generated, or during the then current financial year of the Company are expected to generate, more than 50% of the consolidated revenue or cash flow of the Company and its subsidiaries, to any other person or persons (other than the Company or one or more subsidiaries of the Company); other than a transaction or series of transactions which involves a sale of securities or assets of the Company with which the Employee is involved as a purchaser in any manner, whether directly or indirectly, and whether by way of participation in a corporation or partnership that is a purchaser or by provision of debt, equity or purchase-leaseback financing;
(e)	“Company’s Business” means the development and commercialization of signal processing boards, sub-systems, systems and related products and services;

(f)	“Expiry Date” means the date which is 12 months after a Change in Control occurs;

(g)	“Restricted Period” means the period of 18 months commencing upon the date of termination of the Employee’s employment pursuant to Section 2.1 or Section 2.2;

(h)	“Triggering Event” means any one of the following events which occurs following a Change of Control without the express agreement in writing of the Employee:
(i)	an adverse change in any of the duties, powers, rights, discretion, working conditions or compensation of the Employee as they exist immediately prior to the Change of Control which would constitute constructive dismissal at law; or

(ii)	a change in the location of the Employee’s place of employment by more than 80 kilometres.

1.2 Plural and Gender
          Whenever used in this Agreement, words importing the singular number only shall include the plural and vice versa and words importing the masculine gender shall include the feminine gender.
1.3 Binding Effect
          This Agreement shall be binding on the successors and assigns of the Company and shall enure to the benefit of the heirs, executors, personal representatives and permitted assigns of the Employee.
2. RIGHTS OF EMPLOYEE
2.1 Right Upon Occurrence of Triggering Event
(a)	Right: If a Change in Control occurs and if, in respect of the Employee, a Triggering Event occurs on or before the Expiry Date, the Employee shall be entitled, on at least 30 days written notice to the Company given within six months after the Triggering Event, to elect to terminate his employment with the Company and to receive from the Company in lieu of any amount he would have been entitled to receive on the termination of his employment pursuant to the provisions of the Employment Contract:
(i)	all Accrued Compensation;

(ii)	a sum equivalent to one and one-half (1.5) times the base salary of the Employee for the period specified in the Employment Contract upon Spectrum terminating the Employees employment without cause;

(iii)	a sum equivalent to the Average Bonus multiplied by one and one-half (1.5); and

(iv)	all stock options provided for in the Employment Contract or otherwise allotted to the Employee, save and except that such options, if not already vested, shall vest forthwith, and all options shall expire upon the earlier of their expiry date and 120 days after the election to terminate by the Employee.
(b)	Assistance: Should the Employee elect to terminate his employment with the Company as provided in Section 2.1(a), the Employee shall, at the request of the Company, provide the Company with all information and assistance relating to his or her employment with the Company as may be reasonably requested by the Company in order to transfer the Employee’s duties and responsibilities to another employee.
2.2 Right Upon Termination
          The Employee shall be entitled to a payment from the Company in the amount calculated in accordance with Section 2.1(a) hereof if the Company terminates his employment with the Company within 12 months after a Change of Control other than for cause.
2.3 Benefits
          If the Employee is entitled to a payment pursuant to Section 2.1 or 2.2 hereof, then regardless of the Employee’s country of residence, the Company shall also continue to pay the Employee’s health insurance premiums and other benefits as outlined in the Employment Contract and as permitted by the relevant insurers for a period which is the lesser of eighteen months from termination or until the Employee has otherwise secured comparable benefits.

3. PAYMENTS AND REVIEW
3.1 Payments under this Agreement
          Subject to any arrangements made pursuant to Section 5.3 hereof, any payment to be made by the Company pursuant to the terms of this Agreement shall be paid by the Company, less all statutory deductions, as follows:
(a)	the amounts payable under Sections 2.1(a)(i) (excluding bonuses), 2.1(a)(ii) and 2.1(a)(iii) within five business days of the last day of the Employee’s employment by the Company;

(b)	the bonus component of the Accrued Compensation payable under Section 2.1(a)(i) within sixty business days of the end of the current fiscal year of the Company.
Any such payment shall be calculated, in the case of Section 2.1, at the date of giving notice pursuant to Section 2.1, and in the case of Section 2.2 hereof, at the date of termination of the Employee’s employment.
The Company covenants and agrees to assist the Employee to receive all payments made under this Agreement in a tax effective manner so long as such assistance is not adverse to the interests of the Company.
4. RESTRICTIVE COVENANTS
4.1 Non-Competition
          During the term of employment, the Employee shall not directly or indirectly carry on or be engaged in or be concerned with or interested in or advise, lend money to, guarantee the debts or obligations of or permit his name to be used by any person engaged in or concerned with or interested in any business similar to or competitive with the Company’s Business.

4.2 Post-employment Non-Competition
          During the period of 12 months commencing upon the date of termination of the Employee’s employment, whether the termination is pursuant to Section 2.1 or Section 2.2 of this Agreement or termination is voluntary by Employee of for cause by the Company, the Employee shall not directly or indirectly carry on or be engaged in or be concerned with or interested in or advise, lend money to, guarantee the debts or obligations of or permit his name to be used by any person engaged in or concerned with or interested in any business similar to and competitive with the Company’s Business.
4.3 Non-Solicitation of Customers
During the Restricted Period, the Employee shall not directly or indirectly solicit or aid in the solicitation of any customers of the Company or any prospective customers of the Company with whom the Employee had contact during his employment.
4.4 Non-Solicitation of Employees
          During the Restricted Period, the Employee shall not directly or indirectly solicit or aid in the solicitation for employment any person who is, at the time of such solicitation, employed by the Company and the Employee shall not directly or indirectly induce any person to leave his or her employment with the Company.
4.5 Remedies
          The Employee acknowledges and agrees that any breach of this Agreement could cause irreparable damage to the Company and that in the event of a breach by the Employee, the Company shall have in addition to any and all other remedies at law or in equity, the right to an injunction, specific performance or other equitable relief to prevent any violation by the Employee of any of the provisions of this Agreement including without limitation, the provisions of Sections 4.1, 4.2, 4.3 and 4.4. In the event of any dispute under any of Sections 4.1 to 4.4, the Employee agrees that the Company shall be entitled, without showing actual damages, to a temporary or permanent injunction restraining the conduct of the Employee pending a determination of such dispute and that no bond or other security shall be required from the Company in connection therewith.
5. MISCELLANEOUS
5.1 Agreement Supplemental
          This Agreement shall be supplemental to the Employment Contract except insofar as the Employment Contract relates to the termination of the Employee’s employment after a Change in Control, in which case this Agreement shall supersede the termination provisions of the Employee Contract. To the extent that the terms of the Employment Contract are not inconsistent with this Agreement, such terms shall continue to apply, and the Employment Agreement is hereby ratified and confirmed.
5.2 Assignment and Assumption
          This Agreement shall be assigned by the Company to any successor corporation of the Company and shall be binding upon such successor corporation. For the purposes of this Section 5.2, “successor corporation” shall include any person referred to in paragraphs 1.1(d)(ii) or (iii) hereof. The Company shall use its best efforts to ensure that the successor corporation shall continue the provisions of this Agreement as if it were the original party in place of the Company; provided however that the Company shall not thereby be relieved of any obligation to the Employee pursuant to this Agreement.
5.3 Further Assurances
          Each of the Company and the Employee agrees to make, do and execute or cause to be made, done and executed, all such further and other things, acts, deeds, documents, assignments and assurances as may be necessary or reasonably required to carry out the intent and purpose of this Agreement fully and effectually. Without limiting the generality of the foregoing, the Company shall take all reasonable steps in order to structure the payment or payments provided for in this Agreement in the manner most advantageous to the Employee with respect to the provisions of the Income Tax Act (Canada).
5.4 Notice
(a)	Any notice required or permitted to be given under this Agreement will be in writing and may be given by delivering, sending by telecopier, or sending by prepaid registered mail the notice to the following address or telecopier number:
If to the Company:
Spectrum Signal Processing Inc.
#300 – 2700 Production Way
Burnaby, British Columbia V5A 4X1
Attention: Chief Executive Officer and Chair of the Board of Directors
Telecopier No.: (604) 421-1764
If to the Employee:
as set out in the Employment Contract.
(or to such other address or telecopier number as any party may specify by notice in writing to another party).
(b)	Any notice delivered or sent by telecopier on a business day will be deemed conclusively to have been effectively given on the day the notice was delivered, or the telecopy transmission was sent successfully to the telecopier number set out above, as the case may be.

(c)	Any notice sent by prepaid registered mail will be deemed conclusively to have been effectively given on the third business day after posting; but if at the time of posting or between the time of posting and the third business day thereafter there is a strike, lockout, or other labour disturbance affecting postal service, then the notice will not be effectively given until actually delivered.
5.5 Independent Legal Advice
          The Employee acknowledges having been advised to obtain independent legal advice with respect to this Agreement.
5.6 Governing Law
          This Agreement shall be governed by and be construed in accordance with the laws of British Columbia.
5.7 Severability
          Any provision of this Agreement which contravenes any applicable law or which is found to be unenforceable shall, to the extent of such contravention or unenforceability, be deemed severable and shall not cause this Agreement to be held invalid or unenforceable or affect any other provision or provisions of this Agreement.
IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed as of the date first above written.

SPECTRUM SIGNAL PROCESSING INC.

By: /s/ Brent A. Flichel

BRENT ALLAN FLICHEL

By: /s/ Elena A. Kinakin

ELENA ANN KINAKIN